Exhibit 99.1

AirNet Announces Termination of Investment Agreement

BEIJING, June 26, 2023 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced that it has entered into a termination agreement (the “Termination Agreement”) on June 21, 2023 with Unistar Group Holdings Ltd. (“Unistar Group”), Northern Shore Group Limited (“Northern Shore”), Mr. Herman Man Guo, chairman of the Company, and Mrs. Dan Shao, chief executive officer of the Company to terminate the investment agreement (the “Investment Agreement”) entered into among the parties on April 6, 2022 and the transactions contemplated thereunder.

Pursuant to the Investment Agreement, the Company shall issue certain shares to Unistar Group and Northern Shore in exchange for the delivery and transfer of 5,000 ANTMINER S19 and 2,000 INNO A11 computer servers. The Company issued such shares on April 6, 2022; however, the computer servers in consideration of the issuance of such shares have not been delivered and transferred to the Company and certain conditions to the closing under the Investment Agreement have not been satisfied. After deliberate communication, the parties have reached an agreement to terminate the Investment Agreement and the transactions contemplated thereunder.

Pursuant to the Termination Agreement, the Company shall repurchase 3,432,345 ordinary shares and 1,016,502 ordinary shares of the Company with a par value of US$0.04 each (each a “Share”) from Unistar Group and Northern Shore at par, respectively, being all the shares issued by the Company under the Investment Agreement following and as a result of the 40-1 share consolidation effective on December 9, 2022 (the “Share Consolidation”). The Termination Agreement further provides that, the warrant agreement dated as of April 7, 2022 with each of Unistar Group and Northern Shore entitling them to subscribe from the Company for up to an aggregate of 2,945,137 Shares (or 117,805,476 shares of the Company prior to the Share Consolidation) shall be terminated and cancelled in full and rendered null and void.

Descriptions in this press release of the Termination Agreement, the terms and conditions thereof and the transactions contemplated thereunder are qualified in their entirety by reference to the Termination Agreement, a copy of which is attached as an exhibit to the Form 6-K furnished by the Company with the SEC on June 26, 2023 and incorporated herein by reference in its entirety.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Linda Wang

Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com

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